Simpson Thacher & Bartlett LLP

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VIA EDGAR

May 31, 2023

Re:	KKR Private Equity Conglomerate LLC
Registration Statement on Form 10-12G
Filed April 14, 2023
File No. 000-56540

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of KKR Private Equity Conglomerate LLC (the “Company”), we are concurrently filing with the Securities and Exchange Commission (the “Commission”) an amendment (“Amendment No. 1”) to the above-referenced registration statement on Form 10-12G (the “Registration Statement”) originally filed with the Commission on April 14, 2023. The Company has revised the Registration Statement in response to the comment letter from the staff (“Staff”) of the Commission’s Division of Corporation Finance, dated May 11, 2023 (the “Comment Letter”), relating to the Registration Statement and to reflect certain other changes.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	- 2 -	May 31, 2023

General

1.

Please confirm your understanding that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date, and you are not required to register pursuant to Section 12(g) of the Exchange Act, you may consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

The Company respectfully acknowledges the Staff’s comment and confirms its understanding that the Registration Statement will automatically become effective 60 days after filing.

2.

We note that you are a limited liability company but appear to be registering different classes of common stock instead of units of the limited liability company. We also note your references to unitholder on pages i, 19, 156 and 159 and references to the K-1 report on pages 34, 95 and 100, which are consistent with your limited liability company structure. Please tell us why you are registering common stock and file your amended and restated limited liability company agreement or advise.

The Company hereby confirms that it is a limited liability company registering “Shares” as defined in its amended and restated limited liability company agreement, which is being filed as an exhibit with Amendment No. 1. Section 7.1 of the Company’s amended and restated limited liability company agreement states, in part, “A Member’s Membership Interest in the Company shall be represented by the ‘Share’ or ‘Shares’ held by such Member.” Therefore, the Company uses this terminology in the Registration Statement to describe its interests.

3.

For each KKR affiliate referenced in the registration statement, please identify their relationship to the registrant, if any. By way of example only, we note your references to KKR Credit Advisors (US) LLC, KKR Credit Advisors (Ireland) Unlimited Company, KKR Capstone, and KKR & Co. Inc.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 5 to more clearly identify the relationship of each KKR affiliate referenced in the Registration Statement to the Company.

4.

Please revise throughout to make disclosure about your operations prospective in nature as you do not appear to have begun operations. By way of example only, we note your disclosure on page v referencing your “portfolio companies in the technology sector” and on page 149 referring to your “portfolio companies” because it does not appear that you currently have any portfolio companies.

In response to the Staff’s comment, the Company has revised its disclosure to clarify that the Company has not begun operations.

Securities and Exchange Commission	- 3 -	May 31, 2023

5.

Please revise your registration statement throughout to include information about you, not your “affiliate” entity KKR. For sections describing KKR business, either remove or clearly state that they describe past activities of an entity that is neither your parent nor subsidiary. As an example only, please refer to due diligence section on page 11 and portfolio management section on page 13.

In response to the Staff’s comment, the Company has revised its disclosure to clarify when it is describing its business versus KKR’s business. Further, the Company respectfully notes that KKR’s experience in this area is relevant to the Company because a KKR-affiliated entity is serving as the manager of the Company.

6.

We note several references to the “initial offering” in this registration statement. Please clearly disclose what you mean by the “initial offering,” because you are not offering any securities in connection with this Form 10. In the alternative, please remove all such references from the registration statement.

In response to the Staff’s comment, the Company has revised its disclosure on page 11 to clarify that it is not offering any securities in connection with the Registration Statement and to clarify that the “initial offering” refers to the Company’s initial private offering.

7.	Please include financial statements starting on page F-1 in the body of the prospectus, so that they appear before the signature section.

In response to the Staff’s comment, the Company has moved the financial statements to appear before the signature section.

8.

We note numerous omitted disclosures in the registration statement. By way of example only, please refer to pages 10, 17, 18, 90, 103, 106 and 163. Please fill in all missing information in the next amendment or tell us the reason you are not required to do so under the federal securities laws. In this regard, we also note that your registration statement becomes effective automatically 60 days after filing.

The Company respectfully acknowledges the Staff’s comments and confirms that it has included the omitted disclosures in Amendment No. 1.

9.	We note that Section 18 of your limited liability company agreement filed as Exhibit 3.2 includes a waiver of jury trial provision. Please revise your disclosure in the registration statement to:

a.	describe the jury trial waiver provision;

b.	clarify whether the provision applies to purchasers in secondary transactions; and

Securities and Exchange Commission	- 4 -	May 31, 2023

c.

include a new risk factor discussing the material risks to investors related to the provision, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim, and whether it may discourage or limit suits against you.

Finally, please ensure that your limited liability company agreement states whether or not the waiver of jury trial provision applies to claims made under the federal securities laws and that by agreeing to such provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

The Company respectfully acknowledges the Staff’s comments and has revised its disclosure on pages 77 and 177 in response to the Staff’s comments. In addition, the Company notes that its form of amended and restated limited liability company agreement, which it has filed as an exhibit to Amendment No. 1, contains provisions in Section 19.4(b) relating to the waiver of jury trial provision and federal securities laws consistent with the Staff’s comment above.

10.

We note that Section 18 of your limited liability company agreement filed as Exhibit 3.2 includes an exclusive forum provision. We also note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative or direct claim.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Company acknowledges the Staff’s comment and respectfully notes that its form of amended and restated limited liability company agreement, which has been filed as an exhibit to Amendment No. 1, amends the forum selection provisions in ways that address the Staff’s comments, including providing that (i) the forum selection provisions do not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the rules and regulations promulgated thereunder. In addition, the Company has added disclosure on page 176 to describe the forum selection provisions, as amended, including with respect to the points raised by the Staff.

Securities and Exchange Commission	- 5 -	May 31, 2023

Cover Page

11.	Based on the enumeration of classes of shares starting on page 162, it does not appear that you have Class F shares. Please advise why they are listed on the registration statement’s cover page.

The Company acknowledges the Staff’s comment and respectfully notes that disclosure regarding the Company’s Class F Shares is present under “Item 11. Description of Registrant’s Securities To Be Registered—Classes of Shares—KKR Shares—Class F Shares” in the Registration Statement, and references to Class F Shares are made throughout the relevant sections of the Registration Statement. In addition, the Company respectfully notes that the Company has filed the form of amended and restated limited liability company agreement as an exhibit to Amendment No. 1, which includes, among other items, the Class F Shares.

Item 1. Business, page 1

12.	Please revise this section to state that you do not currently have interest in any portfolio companies, have no employees, and have not generated any revenues to date.

In response to the Staff’s comment, the Company has revised its disclosure on page 2 to state that it (i) does not currently have an interest in any portfolio companies, (ii) does not currently have any employees and (iii) has not generated any revenues to date.

General Development of Business, page 1

13.

Please significantly revise your business section to provide specific details of your planned business and state clearly that you have not begun operations to date. Include a detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan. In addition, provide further detail regarding your process for identifying target companies.

In response to the Staff’s comment, the Company has revised its disclosure on page 2 to provide additional information regarding the Company’s plan of operation for the remainder of the fiscal year. In addition, the Company acknowledges the Staff’s other comment and respectfully notes that it believes it provides sufficient information regarding its process for identifying, acquiring and controlling its portfolio companies in “Acquisition Process Overview” beginning on page 12, the “Due Diligence Process” beginning on page 12 and “Portfolio Monitoring” beginning on page 14.

14.	Please explain what you mean by the term “KKR Vehicles” and “KKR Shares” the first time you use these phrases in the registration statement.

Securities and Exchange Commission	- 6 -	May 31, 2023

In response to the Staff’s comment, the Company has revised its disclosure to move the definition of “KKR Vehicles” to page ii. The Company respectfully notes that “KKR Shares” is defined on page ii and refers collectively to the Class E Shares, Class F Shares, Class G Shares and Class H Shares.

15.

We note your disclosure on page 1 that “[you] expect that [you] will own nearly all of [y]our portfolio companies through Joint Ventures alongside one or more KKR Vehicles and that the Joint Ventures will be managed in a way that reflects the commonality of interests between the KKR Vehicles and [you].” Please provide further disclosure explaining the meaning of the phrase “the commonality of interests between the KKR Vehicles and [you]” and provide examples of such commonalities. In addition, if know, disclose specific percentage of the anticipated ownership structure between you, the joint ventures, and the KKR Vehicles.

The Company respectfully acknowledges the Staff’s comments and notes that it believes the following disclosure on page 1 explains the meaning of commonality of interests: “We believe that a joint acquisition and management strategy between the KKR Vehicles and the Company will lead to greater opportunities to gain sufficient influence or control over portfolio companies to deploy an operations-oriented management approach to value creation with the objective of achieving capital appreciation.” In response to the Staff’s comment, the Company has revised its disclosure on page 1 to clarify the shared interest between the Company and KKR Vehicles in maximizing the value of each Joint Venture through the pooling of resources. In addition, the Company respectfully notes that while the anticipated ownership structure between the Company and the Joint Ventures is not presently known and will depend on the facts and circumstances particular to each deal, the Company plans to own all or substantially all of its portfolio companies directly or indirectly through its wholly-owned operating subsidiary, K-PEC Holdings LLC, as disclosed on page 1 of the Registration Statement. Lastly, in response to the Staff’s comment, the Company has revised the organizational chart on page 7.

16.

Please provide further disclosure regarding how you intend to own target companies you acquire including reconciling your statement that “[you] will own nearly all of [y]our portfolio companies through Joint Ventures alongside one or more KKR Vehicles” with your statement that “[you] plan to own all or substantially all of [y]our portfolio companies directly or indirectly through [y]our wholly-owned operating subsidiary, K-PEC Holdings LLC.”

In response to the Staff’s comment, the Company has revised its disclosure on page 1 and the organizational chart on page 7, to explain that the Company will own its interests in the Joint Ventures through its wholly-owned subsidiary K-PEC Holdings LLC.

17.

We note your disclosure on page 68 that KKR, through its ownership of all of your Class G Shares, holds, directly and indirectly, all of your voting power. As a result, “KKR is able to control the appointment and removal of all members of the Board, including [your] independent directors, and, accordingly, exercises substantial influence over [you] and its portfolio companies.” Please include this disclosure here.

Securities and Exchange Commission	- 7 -	May 31, 2023

In response to the Staff’s comment, the Company has revised its disclosure on page 2 to include the referenced disclosure towards the front of the Registration Statement.

The Manager, page 2

18.

We note your disclosure that “[you] are managed by the Manager, a wholly owned subsidiary of KKR and an investment adviser registered under the Investment Advisers Act of 1940.” We further note that “KKR has established an investment process to successfully navigate the private and public markets and grow capital over a diverse set of market cycles” and that “[your] differentiated acquisition strategy will apply KKR’s ‘all-weather’ philosophy, seeking to leverage KKR’s entire global platform with the ultimate goal of building a balanced portfolio of companies....” Please include balancing language that you have not yet commenced operations and KKR’s past successes cannot be attributed to you or remove this and similar disclosure throughout the registration statement.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 3 and 99 to provide additional clarification that the Company has not yet commenced operations and that KKR’s past successes cannot be attributed to the Company.

Acquisition Strategies, page 3

19.

We note your disclosure that you conduct your operations so that you are not required to register as an investment company and that you intend to rely on Section 3(a)(1)(C) of the Investment Company Act. Please revise your disclosure to explain how you intend to conduct your operations in accordance with these requirements. State clearly if you plan to own securities of other companies or own majority interest in such companies. We also note your disclosure on page 2 that you expect that “over the long-term Joint Ventures and portfolio companies will make up approximately 80% of [your] assets.” You also state that you expect that approximately 20% of your assets will consist of public and private debt and cash and highly liquid securities, including but not limited to, U.S. and European syndicated loans and high-yield debt.

In response to the Staff’s comment, the Company has revised its disclosure on pages 74 and 75 to provide additional detail regarding how the Company intends to conduct its operations such that the definition of investment company found in Section 3(a)(1)(C) of the Investment Company Act is inapplicable, including with specific reference to the impact of the Liquidity Portfolio on the Company’s compliance with Section 3(a)(1)(C) of the Investment Company Act.

The Company believes that the additional details regarding the Company’s Investment Company Act status analysis in the revised disclosure address the Staff’s comment. For the benefit of the Staff, the Company supplementally notes that the Commission and U.S. courts have over an extended period of time taken the position that general partner

Securities and Exchange Commission	- 8 -	May 31, 2023

interests are presumptively not securities unless certain circumstances are present.1 When general partner interests are not securities, it follows that such general partner interests are also not investment securities.2

In SEC v. W. J. Howey Co.,3 the Supreme Court considered under what circumstances a contract constitutes an “investment contract” and therefore a “security.”4 The Fifth Circuit later applied the reasoning from Howey to the more specific question of general partner interests or interests in joint ventures in Williamson v. Tucker.5

The Company is aware of its obligation and responsibility to ensure its ongoing compliance with Section 3(a)(1)(C) of the Investment Company Act and represents that it will analyze its general partner interests in each Joint Venture under the standards laid out in Williamson to determine on a case-by-case basis whether such general partner interests in the Joint Ventures should be treated as investment securities as the facts and circumstances of that investment may dictate.

K-PEC Structure, page 6

20.	Please revise the organizational chart to:

a.	label the chart as the organizational chart of KKR Private Equity Conglomerate LLC, or explain why you labeled it as “K-PEC Structure”;

b.

revise for consistency your disclosure related to your sole shareholder (based on the disclosure on page 68 it appears that Kohlberg Kravis Roberts & Co. L.P. is your sole shareholder, as opposed to K-PEC Holdings LLC); and

c.	identify KKR Private Equity Conglomerate LLC’s shareholder and include the applicable percentage of ownership.

[1]

See, e.g., SEC v. W.J. Howey Co., 328 U.S. 293 (1946); Williamson v. Tucker, 645 F.2d 404 (5th Cir. 1981), cert. denied, 454 U.S. 897 (1981); Keith v. Black Diamond Advisors, Inc., 48 F. Supp. 2d 326 (S.D.N.Y. 1999); Great Lakes Chemical Corp. v. Monsanto, 96 F. Supp. 2d 376 (D. Del. 2000); Robinson v. Glynn, 349 F.3d 166 (4th Cir. 2003); Nelson v. Stahl, 173 F. Supp. 2d 153 (S.D.N.Y. 2001); Shoreline Fund L.P. and Condor Fund International, Inc., SEC No-Action Letter (Nov. 14, 1994); Colony Realty Partners 1986, L.P., SEC No-Action Letter (Apr. 27, 1988); Oppenheimer Capital L.P., SEC No-Action Letter (July 29, 1987); Albert M. Zlotnick, SEC No-Action Letter (June 9, 1986); and FCA Realty Fund, SEC No-Action Letter (Nov. 13, 1984).

[2]

Id. To the extent the general partner interests held by the Company were deemed to be securities, they would represent majority ownership of the Joint Ventures under the Investment Company Act and thus also not be “investment securities.”

[3]	328 U.S. 293 (1946).
[4]	Id.
[5]	Williamson, 645 F.2d at 417.

Securities and Exchange Commission	- 9 -	May 31, 2023

In response to the Staff’s comment, the Company has revised its disclosure, including the organizational chart on page 7. In addition, the Company respectfully notes that KKR Group Assets Holdings III L.P., an affiliate of Kohlberg Kravis Roberts & Co. L.P., is presently the sole holder of the Company’s Class G Shares and that K-PEC Holdings LLC is not a shareholder but rather the Company’s wholly-owned direct operating subsidiary.

Management Agreement, page 8

21.

We note your disclosure on pages 9 and 68 that your management agreement will require you to redeem any KKR Shares if the agreement is terminated. Please describe this provision here and include a discussion of any material risks to investors related to this provision of the management agreement.

The Company acknowledges the Staff’s comment and respectfully maintains that sufficient information, including the associated risks, regarding this provision of the management agreement is contained on pages 10 and 70. In addition, the Company respectfully notes that it has filed the form of management agreement, which includes this requirement, as an exhibit to Amendment No. 1 and, thus, believes that additional disclosure is unnecessary.

Leverage, page 15

22.

We note your disclosure that you do not intend to incur borrowings that would cause the aggregate amount of recourse indebtedness to exceed 30% of your total assets. However, you also state that during your initial ramp-up period or during a market downturn or in connection with a large acquisition your leverage may exceed 30%. Please clarify whether there are any specific limitations on these leverage ratios. In addition, disclose in this section, if true, that you have no financing committed from KKR to start your operations and that you have no established credit facilities or financing arrangements.

In response to the Staff’s comment, the Company has revised its disclosure on pages 16 and 17 to clarify its use of financial leverage.

Potential Conflicts of Interest, page 108

23.

We note your disclosure that “the LLC Agreement may contain provisions that reduce, eliminate or modify certain other fiduciary and other related duties and obligations to [you] and shareholders that would apply in the absence of such provisions.” Please describe such provisions of the LLC Agreement and describe any material risks to investors in a separately captioned risk factor.

In response to the Staff’s comment, the Company has revised its disclosure on page 112 to add cross references to the relevant disclosure contained in (i) Item 1A under the risk factor captioned “Our LLC Agreement will contain provisions that reduce or eliminate duties (including fiduciary duties) of our Board and limit remedies available to shareholders for actions that might otherwise constitute a breach of duty. It will be difficult for shareholders

Securities and Exchange Commission	- 10 -	May 31, 2023

to successfully challenge a resolution of a conflict of interest in accordance with the LLC Agreement” on beginning on page 76 and (ii) “Item 11. Description of Registrant’s Securities to be Registered—Fiduciary Duties” beginning on page 166.

1940 Act Fund Considerations, page 125

24.

We note that this section describes KKR’s 1940 Act considerations. Please revise to describe how you, not KKR, plan to conduct your business in compliance with the 1940 Act. We also note your disclosure that “certain 1940 Act Funds and [you] and other non-1940 Act Funds can invest alongside each other pursuant to exemptive relief granted by the SEC to KKR. This exemptive relief enumerates various conditions that need to be followed by the participating investment vehicles in order to co-invest with each other.” Please revise to include specific details regarding this exemptive relief, or in the alternative, remove these statements.

In response to the Staff’s comment, the Company has removed the referenced disclosure. In addition, the Company respectfully notes that such disclosure did not pertain to compliance by the Company with the Investment Company Act but rather how the Investment Company Act regulation that applies to certain KKR Vehicles registered under the Investment Company Act could affect allocation of acquisition opportunities to the Company, which is already addressed elsewhere in the Registration Statement, including on pages 133 and 139.

KKR’s Investment Advisory and Proprietary Activities, page 126

25.

Please balance your disclosure in this section by stating that there is no guarantee you will be able to achieve results similar to KKR Group’s results. In this regard we note your disclosure on page 127 that “KKR Group has established investment vehicles with approximately $13.5 billion of third-party capital and approximately $7 billion of Balance Sheet capital.” In the alternative, remove these and similar statements describing KKR Group.

In response to the Staff’s comment, the Company has revised its disclosure on page 131 to clarify that there is no guarantee the Company will be able to achieve results similar to KKR Group’s results.

Recent Sales of Unregistered Securities, page 161

26.

We note your disclosure in several sections of the registration statement that you plan to conduct a continuous offering of securities under Regulation D. However, you also state on page F-5 that you conduct “a continuous private offering of [your] shares in reliance on exemptions from the registration requirements of the Securities Act of 1933.” Please revise your disclosure for consistency or advise. In addition, if you have already commenced the offering, please revise the recent sales of unregistered securities section to include it.

Securities and Exchange Commission	- 11 -	May 31, 2023

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 11, 23 and 163 to clarify that it intends to conduct a continuous private offering of its shares in reliance on exemptions from the registration requirements of the Securities Act of 1933, including Rule 506 of Regulation D. In addition, the Company confirms that it has not commenced the offering.

Classes of Shares, page 163

27.

Please briefly describe different fees referenced in this section, such as “dealer manager fees,” “servicing fee,” and “sales load.” In addition, explain your references to “minimum investment” in the table on page 165. Finally, explain why you appear to be describing shares of another company under “KKR Shares” starting on page 165. In this regard we note that it appears you are describing shares of Kohlberg Kravis Roberts & Co. L.P. and its subsidiaries (defined as “KKR” on page ii).

In response to the Staff’s comment, the Company has revised its disclosure on page 168 to include descriptions of the different fees referenced, as well as removing the references to “minimum investment”.

Further, the Company respectfully notes that the references to “KKR Shares” starting on page 170 do not refer the shares issued by Kohlberg Kravis Roberts & Co. L.P. and its subsidiaries. Rather, the term “KKR Shares” is defined on page ii as the Company’s Class E Shares, Class F Shares, Class G Shares and Class H Shares, collectively. The KKR Shares are distinguished from the “Investor Shares” as they will be held only by KKR, certain of its affiliates and employees and the Company’s employees, officers and directors and are not being offered to other investors.

28.

Please revise this section to describe each class of your securities clearly under its separate subheading, listing various characteristics of each class of securities, as opposed to comparing and contrasting a group of securities to another group based on a specific characteristic.

The Company acknowledges the Staff’s comment and respectfully maintains that it provides sufficient information both in narrative format, listing various characteristics of each class of securities under the “Investor Shares” heading as well as subheadings for each share class beginning on page 167, and in the table on page 168. Nevertheless, the Company has revised the relevant disclosure to more clearly indicate the various characteristics of each class of securities, noting the similarities at the beginning and then discussing the differences in each subheading. In addition, the Company respectfully notes that it has completed the table summarizing the Company’s Investor Shares appearing on page 168.

* * * * * * *

Securities and Exchange Commission	- 12 -	May 31, 2023

Please do not hesitate to call any of Mark Brod at (212) 455-2163, Rajib Chanda at (202) 636-5543, Joseph H. Kaufman at (212) 455-2948, or Benjamin Wells at (212) 455-2516 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	KKR Private Equity Conglomerate LLC

Jason Carss

Rajib Chanda

Joseph H. Kaufman

Benjamin Wells

Mark Brod